PRIVATE OFFERING NOTICE


                               [OBJECT OMITTED]
                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
                         Accelerated Return Bear Notes
         Linked to the Performance of the PHLX Housing Sector IndexSM
                                 due June 2007
                                 (the "Notes")
                 US$10 original public offering price per unit

                            Private Offering Notice


                                 Summary Terms
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

The Notes:                                                         Payment on the maturity date:
o    The Notes are designed for investors who believe that         o    The amount you receive on the maturity date will be
     the level of the PHLX Housing Sector Index (index symbol           based upon the percentage change in the level of the PHLX
     "HGX") will decrease over the term of the Notes and who are        Housing Sector Index over the term of the Notes.  On the
     willing to risk losing up to $5.00 per unit if the level of        maturity date, if the level of the Index:
     the Index increases over the term of the Notes.  Investors
     must also be willing to forego interest payments on the            o   has decreased, you will receive a payment per unit
     Notes prior to the maturity date and must be willing to                equal to $10 plus an amount based upon triple the
     accept a return that will not exceed the limit described in            percentage decrease of the PHLX Housing Sector Index,
     the attached offering document.                                        up to a maximum payment expected to be between $13.70
                                                                            and $15.00 per unit, as described in the attached
o    There will be no payments prior to the maturity date,
     offering document; or and we cannot redeem the Notes prior         o   has increased, you original investment will be reduced
     to the maturity date.                                                  based upon that percentage increase.  In no event,
                                                                            however, will you receive less than $5.00 per unit.
o    The Notes will not be listed on any securities exchange.

o    The Notes are made available to each investor outside
     of the   United States in a minimum initial investment of
     US$50,000 or any other amount, and subject to any other
     restrictions, as may be applicable to an investor under the private offering rules of any jurisdiction outside of the
     United States.

o    The Notes will be senior unsecured debt securities of
     Merrill Lynch & Co., Inc., denominated and payable in
     United States dollars, and part of a series entitled
     "Medium-Term Notes, Series C".  The Notes will have the
     CUSIP No.           .

o    The settlement date for the Notes is expected to be
     June     , 2005.

The Notes, the subject of the attached offering document (the "Offering Document"), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Notes are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of Merrill Lynch & Co., Inc. (the "Company").

The discussion contained in the Offering Document relating to the tax implications of investing in the Notes is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the United States. Accordingly, investors should consult their local tax advisor before making an investment in the Notes.


                           PRIVATE OFFERING NOTICE


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This Notice and the Offering Document have been provided by the Company for information only. Prospective investors should not treat the contents of this Notice or the Offering Document as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Notes. Attention is drawn in particular to the risk factors set forth on pages PS-7 to PS-10 and pages S-3 to S-4 of the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited ("MLIB"), which is regulated by the Financial Services Authority, with a registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), which is handling the sale of the Notes, has no place of business in the United Kingdom and is not regulated by the Financial Services Authority. Therefore, with respect to any action taken by MLPF&S, the regulatory regime governing an investor's rights will be different than that of investors' rights in the United Kingdom, and the United Kingdom rules for the protection of private investors and the United Kingdom Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for United Kingdom investors.

Investors should also note the following:

     (a) The Notes are denominated in United States dollars. Investors that purchase the Notes with a currency other than United States dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

     (b) The price and value of the Notes and the income from them can fluctuate and may fall against the investor's interest and an investor may get back less than he or she invested.

     (c) Investment in the Notes may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Notes and the suitability of purchasing the Notes in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

     (d) Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of the Notes.

     (e) MLPF&S or one of its affiliates may be the only market maker, if any, in the Notes.

     (f) Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.







                    The date of this Notice is May 6, 2005

                This Notice supplements the Preliminary Pricing
                    Supplement, dated May 6, 2005, and the
                  Prospectus Supplement and Prospectus, dated
                              February 25, 2005.